                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                          BRIGHAM EXPLORATION COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  109178-10-3
                                 (CUSIP NUMBER)

                                ROBERT H. CHANEY
                         R. CHANEY & PARTNERS III L.P.
                             909 FANNIN, SUITE 1275
                               TWO HOUSTON CENTER
                           HOUSTON, TEXAS 77010-1006
                                 (713) 753-1315
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 14, 1997
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 109178-10-3                                  SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

            R. CHANEY & PARTNERS III L.P.

-------------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                         (a) [X]

                                                                                                                  (b) [ ]
-------------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                  OO (See Item 3)

-------------------------------------------------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                         [ ]

-------------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization     R. CHANEY & PARTNERS III L.P. IS A LIMITED PARTNERSHIP
                                               FORMED UNDER THE LAWS OF THE STATE OF DELAWARE.

-------------------------------------------------------------------------------------------------------------------------

                                  (7)     Sole Voting Power                                                             0
                                  ---------------------------------------------------------------------------------------
     Number of Shares
     Beneficially                 (8)     Shared Voting Power                                                     900,000(1)
     Owned By                     ---------------------------------------------------------------------------------------
     Each
     Reporting                    (9)     Sole Dispositive Power                                                        0
     Person With                  ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                                900,000(1)
-------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                                900,000

-------------------------------------------------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                                                              [ ]

-------------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                              7.3%(2)

-------------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                      PN

-------------------------------------------------------------------------------------------------------------------------




___________________


(1) Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (defined in Item 2).

(2) Based on 12,253,574 shares of Common Stock believed to be issued and outstanding as of May 16, 1997.

CUSIP NO. 109178-10-3                                  SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

            R. CHANEY & PARTNERS, INC.

-------------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                         (a) [X]

                                                                                                                  (b) [ ]
-------------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                  OO (See Item 3)

-------------------------------------------------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                         [ ]

-------------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization    R. CHANEY & PARTNERS, INC. IS A CORPORATION ORGANIZED UNDER THE LAWS OF
                                              THE STATE OF TEXAS.

-------------------------------------------------------------------------------------------------------------------------

                                  (7)     Sole Voting Power                                                             0
                                  ---------------------------------------------------------------------------------------
     Number of Shares
     Beneficially                 (8)     Shared Voting Power                                                     900,000(1)
     Owned By                     ---------------------------------------------------------------------------------------
     Each
     Reporting                    (9)     Sole Dispositive Power                                                        0
     Person With                  ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                                900,000(1)
-------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                                900,000

-------------------------------------------------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                        [ ]

-------------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                              7.3%(2)

-------------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                      CO

-------------------------------------------------------------------------------------------------------------------------






___________________

(1) Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (defined in Item 2).

(2) Based on 12,253,574 shares of Common Stock believed to be issued and outstanding as of May 16, 1997.

CUSIP NO. 109178-10-3                                  SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

            ROBERT H. CHANEY

-------------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                         (a) [X]

                                                                                                                  (b) [ ]
-------------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                  OO (See Item 3)

-------------------------------------------------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                         [ ]

-------------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization    ROBERT H. CHANEY IS A CITIZEN OF THE UNITED STATES.

-------------------------------------------------------------------------------------------------------------------------

                                  (7)     Sole Voting Power                                                             0
                                  ---------------------------------------------------------------------------------------
     Number of Shares
     Beneficially                 (8)     Shared Voting Power                                                     900,000(1)
     Owned By                     ---------------------------------------------------------------------------------------
     Each
     Reporting                    (9)     Sole Dispositive Power                                                        0
     Person With                  ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                                900,000(1)
-------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                                900,000

-------------------------------------------------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                        [ ]

-------------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                              7.3%(2)

-------------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                      IN

-------------------------------------------------------------------------------------------------------------------------





(1) Voting and dispositive power is shared among the Partnership, the General Partner, and the Sole Shareholder (defined in Item 2).

(2) Based on 12,253,574 shares of Common Stock believed to be issued and outstanding as of May 16, 1997.

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is common stock, $.01 par value per share (the "Common Stock") of Brigham Exploration Company, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5949 Sherry Lane, Suite 1616, Dallas, TX 75225.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2(a)-(c)

         R. Chaney & Partners III L.P. is a limited partnership formed under the laws of Delaware (the "Partnership"). Its principal business is investments. The Partnership's principal business and office address is 909 Fannin, Suite 1275, Two Houston Center, Houston, Texas 77010-1006.

         R. Chaney & Partners, Inc. is the sole general partner of the Partnership and is a corporation organized under the laws of the State of Texas (the "General Partner"). Its principal business is investments. The General Partner's principal business and office address is 909 Fannin, Suite 1275, Two Houston Center, Houston, Texas 77010-1006.

         The sole shareholder of the General Partner is Robert H. Chaney (the "Sole Shareholder"). Information regarding the Sole Shareholder appears in the accompanying table.

         The name, business address, present principal occupation or employment of each of the executive officers and directors of the General Partner and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth below:


====================================================================================================
                  Executive Officers and Directors of the General Partner
====================================================================================================
                                                                          Name, Principal Business
                                                                          Address of Organization in
   Name and                       Capacity in           Principal         which Principal Occupation
Business Address                  Which Serves          Occupation               is Conducted
----------------------------------------------------------------------------------------------------
Robert H. Chaney                 President, Chief     President and        R. Chaney & Co., Inc.
909 Fannin, Suite 1275           Executive            Chief Executive      909 Fannin, Suite 1275
Two Houston Center               Officer, and         Officer              Two Houston Center
Houston, Texas 77010-1006        Chairman of the                           Houston, Texas 77010-1006
                                 Board
----------------------------------------------------------------------------------------------------
Jason Whitley                    Executive Vice       Executive Vice       R. Chaney & Co., Inc.
909 Fannin, Suite 1275           President            President            909 Fannin, Suite 1275
Houston Center                                                             Two Houston Center
Houston, Texas 77010-1006                                                  Houston, Texas 77010-1006
----------------------------------------------------------------------------------------------------
Curtis F. Harrell                Executive Vice       Executive Vice       R. Chaney & Co., Inc.
909 Fannin, Suite 1275           President            President            909 Fannin, Suite 1275
Two Houston Center                                                         Two Houston Center
Houston, Texas 77010-1006                                                  Houston, Texas 77010-1006
----------------------------------------------------------------------------------------------------
Paula Pierce                     Secretary,           Secretary,           R. Chaney & Co., Inc.
909 Fannin, Suite 1275           Treasurer, and       Treasurer, and       909 Fannin, Suite 1275
Two Houston Center               Vice President       Vice President       Two Houston Center
Houston, Texas 77010-1006        Administration       Administration       Houston, Texas 77010-1006

====================================================================================================

         Item 2(d)

         During the past five years, none of the entities or individuals identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e)

         During the last five years, none of the entities or individuals identified in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2(f)

         The Partnership was formed under the laws of the State of Delaware. The corporate General Partner is incorporated under the laws of the State of Texas. The individuals identified in this Item 2 are all citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Partnership purchased 900,000 shares of Common Stock of the Issuer at a price per share of $8.00, for a total purchase price of $7,200,000, excluding any brokerage commissions. The Partnership obtained the funds necessary to purchase the shares from contributions from the General Partner and the limited partners of the Partnership.

ITEM 4.  PURPOSE OF TRANSACTION

         The Partnership, the General Partner, and the Sole Shareholder acquired the securities for investment purposes. The Partnership, the General Partner, and the Sole Shareholder reserve the right from time to time to purchase additional shares of Common Stock on the open market or in privately negotiated transactions, or otherwise, but have no present intention to do so. The Partnership, the General Partner and the Sole Shareholder have no present intention of selling any shares of Common Stock, but reserve the right to do so, in whole and in part at any time, in open market transactions, privately negotiated transactions, or otherwise. The Partnership, the General Partner, and/or the Sole Shareholder have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a)

         The Partnership. The Partnership beneficially owns 900,000 shares of Common Stock. The number of shares of Common Stock believed to be issued and outstanding as of May 16, 1997 for purposes of this Schedule 13D is 12,253,574 shares. The Partnership is deemed to beneficially own 900,000 shares out of the 12,253,574 shares, or 7.3 percent, of the issued and outstanding shares of Common Stock.

         The General Partner. The General Partner as the sole general partner of the Partnership may be deemed to be the beneficial owner of all 900,000 shares of Common Stock beneficially owned by the Partnership that constitute approximately 7.3 percent of the issued and outstanding shares of Common Stock.

         Sole Shareholder. The Sole Shareholder of the General Partner of the Partnership may be deemed to be the beneficial owner of all 900,000 shares of Common Stock beneficially owned by the Partnership that constitute approximately 7.3 percent of the issued and outstanding shares of Common Stock.

         Executive Officers and Director of the General Partner. Except as otherwise described herein, none of the executive officers or director own any of the Issuer's Common Stock.

         Item 5(b)

         The Partnership, the General Partner and the Sole Shareholder share voting and dispositive power of these 900,000 shares.

         Item 5(c)

         Except as otherwise described herein, none of the entities or individuals described in Item 2 has effected any transaction in the Common Stock of the Issuer during this time period commencing 60 days preceding the date of the event that required the filing of this Schedule 13D through the date hereof.

         Item 5(d)

         No person other than the Partnership, the General Partner, or the Sole Shareholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Issuer with respect to which this filing is made.

         Item 5(e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the Partnership, the General Partner, and the Sole Shareholder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The information required by this Item 7 is set forth in the Index to Exhibits accompanying this Schedule 13D filing.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 21, 1997

                                  R. CHANEY & PARTNERS III L.P.

                                  By:  R. CHANEY & PARTNERS, INC., General
                                       Partner


                                       By:  /s/ Robert H. Chaney
                                            -----------------------------------
                                            Robert H. Chaney,
                                            President and
                                            Chief Executive Officer



                                  R. CHANEY & PARTNERS, INC.


                                  By:  /s/ Robert H. Chaney
                                       ----------------------------------------
                                       Robert H. Chaney,
                                       President and
                                       Chief Executive Officer



                                  /s/ Robert H. Chaney
                                  ---------------------------------------------
                                  Robert H. Chaney,
                                  Sole Shareholder of R. Chaney & Partners, Inc.

                               INDEX TO EXHIBITS


Exhibit No.                       Description
-----------                       -----------

  10.1         Joint Reporting Agreement dated as of May 21, 1997 by and among
               R. Chaney Partners III L.P., R. Chaney & Partners, Inc., and Robert H. Chaney.